UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                    OVERSEAS SHIPHOLDING GROUP, INC.
                         (Name of Issuer)

                Common Stock (Par Value $1.00 per share)
                    (Title of Class of Securities)

                           690368 10 5
                         (Cusip Number)

     Howard A. Shapiro, Esq., Proskauer Rose Goetz & Mendelsohn
          1585 Broadway, New York, N.Y. 10022 (212) 969-3345
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         April 10, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OSG HOLDINGS

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
                                                        (b) [ X ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)               [ X ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York


               7.  SOLE VOTING POWER
                      2,986,416
  NUMBER OF
    SHARES     8.  SHARED VOTING POWER
BENEFICIALLY              0
  OWNED BY
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING           2,986,416
   PERSON
    WITH       10. SHARED DISPOSITIVE POWER
                          0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,986,416

12.  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%

14.  TYPE OF REPORTING PERSON

          PN

           OSG  HOLDINGS, a New York partnership ("OSGH"), hereby

files  as  an amendment to its Schedule 13D pursuant  to  Section

13(d)(2)  of the Securities Exchange Act of 1934 (the "Act")  and

the  Rules  thereunder, by amending and restating Item 2  thereof and providing supplemental information:



          ITEM 1. SECURITY AND ISSUER.

          Common  Stock, par value $1.00, of Overseas Shipholding

Group,  Inc., a Delaware corporation (the "Issuer"), 1114  Avenue of the Americas, New York, New York 10036.



          ITEM 2. IDENTITY AND BACKGROUND.

          OSGH  is a general partnership organized under the laws

of the State of New York.  Its principal business is ownership of shares  of Common Stock of the Issuer.  Its address is 511  Fifth

Avenue, New York, New York 10017.  The general partners in  OSGH,

their  respective percentage interests in OSGH,  and  information concerning each of them, is as follows:



          Hermann  Merkin  and  members of his family  ("Merkin")
              (37.34%),  415  Madison  Avenue,  New  York,   N.Y.
              10017.     Principal   occupation   or   employment
              Member, New York Stock Exchange.

          EST Associates  L.P.  ("EST")  (36.68%),  a  New   York
               limited partnership. Its principal business is ownership of interests in the Issuer. EST's address is 275 Madison Avenue, Suite 902, New York, N.Y. 10016. The principal partner in EST is Vivian Ostrovsky, 4 Avenue de Montespan, Paris, France, who is a private investor (self-employed).

          Michael A. Recanati ("MAR") (0.57%), 1114 Avenue of the
               Americas, New York, N.Y. 10036, whose principal employment is as Executive Vice President of the Issuer.

          Samuel  Rosenbloom  ("Rosenbloom") (0.41%),  511  Fifth
               Avenue, New York, N.Y. 10017, whose principal employment is as Senior Vice President and Secretary of Maritime Overseas Corporation (ship agents and brokers), 511 Fifth Avenue, New York, N.Y. 10017.

          Raphael  Recanati  and Diane Recanati,  as  tenants  in
               common (individually "R. Recanati and D. Recanati, respectively, and together, "the Recanatis") (25%), 511 Fifth Avenue, New York, N.Y. 10021. R. Recanati's principal employment is as President of Finmar Equities Co. (shipping, finance and banking), 511 Fifth Avenue, New York, N.Y. 10017.
               D. Recanati is a sculptor (self-employed).

           R.  Recanati is a director of IDB Holding  Corporation

Ltd.  and  several  of its subsidiaries.  On February  16,  1994,

following  a  lengthy trial in the District Court  of  Jerusalem,

State  of  Israel,  the  four  largest  banks  in  that  country,

including Israel Discount Bank Limited, and its former parent IDB

Holding  Corporation Ltd., and members of their senior management were found guilty, in connection with acts that occurred prior to

October  1983, of engaging in fraudulent securities  transactions and  making  false  statements  within  the  meaning  of  certain provisions of that country's banking, securities and other  laws.

The  violations involve activities, which terminated  in  October

1983,   relating   to  shares  of  these  Israeli   institutions.

R.  Recanati was chief executive officer of Israel Discount  Bank

Limited and is among the defendants found guilty.  He received  a sentence  of eight months and a suspended sentence of two  years,

both  of which were stayed pending the outcome of an appeal being

made   to  the  Supreme  Court  of  Israel;  he  was  also  fined approximately $200,000.  R. Recanati has categorically denied any

wrongdoing.   None  of the activities in question  relate  to  or

involve the Issuer or its business or OSGH in any way.

          Each  of  the individuals listed above is a citizen  of

the United States, except R. Recanati who is a citizen of

Israel and D. Recanati who is a citizen of the United Kingdom.



          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

          The following information was furnished in Schedule 13D

filed in April, 1980:

           "OSGH  was organized on April 21, 1980.  Each  of  the

partners contributed to OSGH shares of the Company as follows:


     Merkin                  -    599,457  shares
     JSH                     -    599,706
     EST                     -    586,869
     Neuman                  -      7,136
     Rosenbloom              -      6,468
     The Recanatis           -    599,878
                                ---------
                                2,399,514  shares

Except  for  the shares contributed by the Recanatis,  all  these

shares   were  received  by  the  respective  partners   on   the

liquidation of an investment partnership in which they  had  been partners  for  more than ten years and which  had  held  all  the shares  since  its inception (except those shares that  had  been

received  as  stock  dividends or in stock splits).   The  shares

contributed to OSGH by the Recanatis had been owned by  them  for more  than ten years (except those shares that had been  received

as  stock  dividends  or  in  stock splits).   No  payments  were

involved in the organization of OSGH or the transfer of shares of the Company to OSGH."

      The  information  above  was amended  and  supplemented  by

Amendment  No.  2  filed to the Schedule 13D which  is  described after Item 7 below.



          ITEM 4. PURPOSE OF THE TRANSACTION.

          The following information was furnished in Schedule 13D

filed in April, 1980:

          "OSGH was organized for the purpose of combining in one

entity, under the terms of the Partnership Agreement referred  to in  Item  6,  the ownership, including voting, of  the  2,399,514 shares  of  Common  Stock  of  the Issuer  contributed  to  OSGH.

Neither  OSGH nor, except as indicated below, any of the  persons named  in  Item 2 has any plans or proposals which relate  to  or would result in:

          (a)    The  acquisition  by any  person  of  additional

securities of the Issuer, or the disposition of securities of the

Issuer;

          (b)   An extraordinary corporate transaction such as  a

merger,  reorganization or liquidation, involving the  Issuer  or any of its subsidiaries;

          (c)   A sale or transfer of a material amount of assets

of the Issuer or any of its subsidiaries;

          (d)    Any change in the present board of directors  or

management  of  the Issuer, including any plans or  proposals  to change  the  number or term of directors or to fill any  existing vacancies on the board;

          (e)   Any material change in the present capitalization

or dividend policy of the Issuer;

          (f)     Any  other  material  change  in  the  Issuer's

business or corporate structure;

          (g)    Changes  in  the  Issuer's charter,  by-laws  or

instruments  corresponding thereto or  other  actions  which  may impede the acquisition of control of the Issuer by any person;

          (h)   Causing a class of securities of the Issuer to be

delisted  from a national securities exchange or to cease  to  be authorized to be quoted in an inter-dealer quotation system of  a registered national securities association;

          (i)    A  class  of  equity securities  of  the  Issuer

becoming  eligible  for termination of registration  pursuant  to

Section 12(g)(4) of the Act; or

          (j)    Any  action  similar to any of those  enumerated

above.

          "As described in Item 5 below the persons named in Item

2 own individually or have interests in shares of Common Stock of the  Issuer  other than those owned by OSGH, and one or  more  of such persons may from time to time dispose of some of such shares or interests or acquire additional shares of the Issuer.

          "As  directors of the Company, Merkin, R. Recanati  and

Stephen Shalom may from time to time consider, or participate  in action  of the Board of Directors involving, one or more  of  the matters listed in (b) through (j) above.  In this connection, the

Board  of  Directors  at its meeting on March  18,  1980  adopted resolutions  recommending approval by the shareholders  at  their

1980  annual meeting of an increase in the authorized  shares  of the Common Stock of the Issuer from 20 million to 30 million."


      The  information  above  was amended  and  supplemented  by

Amendment  No.  2  filed to the Schedule 13D which  is  described after Item 7 below.



          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          The following information was furnished in Schedule 13D

filed in April, 1980:

          "(a) and (b) OSGH owns 2,399,514 shares of Common Stock

of  the  Issuer (13.9% of the total shares outstanding),  all  of which were acquired upon the organization of OSGH by contribution from the partners.  OSGH has the sole power to vote or direct the vote  and  sole power to dispose or to direct the disposition  of these shares.

           "Merkin,  EST, JSH and R. Recanati may be  deemed,  by

reason of being substantial partners in OSGH, to share the  power to  vote  or  to direct the vote and to dispose or to direct  the disposition of such shares.  Stephen Shalom and Henry Shalom  may have  similar shared power by reason of their being the principal partners  in  JSH,  and Vivian Ostrovsky may be  deemed  to  have similar shared power by reason of being the principal partner  in

EST.  (Neuman  and  Rosenbloom are not considered  to  have  such shared  power  in view of their small interests in OSGH,  and  D.

Recanati  is not considered to have such shared power  since  the

Recanatis'  interest in OSGH is by agreement voted solely  by  R.

Recanati.) The beneficial ownership of each of the persons listed in Item 2 in shares of Common Stock of the Issuer is as follows:



          Merkin   -   2,818,177  shares  (16.4%  of  the   total
            outstanding shares of the Issuer), including 358,033 shares (2.1%) which Merkin has the sole power to vote and to dispose and 2,460,144 shares (14.3%)
            which Merkin has shared power to vote and dispose (consisting of 2,399,514 shares held by OSGH, and 60,630 shares held by Leib Merkin, Inc., a New York corporation, Suite 3502, 1 New York Plaza, New York, N.Y. 10004, of which Merkin is an officer, director and shareholder and the remaining interests in which are held by relatives).

          JSH - 2,406,663 shares (14.0%), including 7,149 shares which JSH has the sole power to vote and dispose and 2,399,514 Shares (13.9%) held by OSGH as to which JSH has shared power to vote and dispose.

          EST  -  2,924,008  shares  (17.0%),  including  524,494
            shares (3.1%) which EST has the sole power to vote and dispose and 2,399,514 shares (13.9%) held by OSGH as to which EST has shared power to vote and dispose.

          R. Recanati - 3,289,215 shares (19.1%), including 465,507 shares (2.7%) which he has the sole power to vote and dispose, and 2,823,708 shares (16.4%) as to which he shares the power to vote and dispose (consisting of 2,399,514 shares (13.9%) owned by OSGH, 223,335 shares (1.3%) owned jointly with D. Recanati and 200,859 shares (1.2%) owned by Cargo Ships "El-Yam" Limited, P.O. Box 2303, Tel Aviv, Israel, an Israel corporation engaged in the shipping business, of which he is a managing director and shareholder.)

          Neuman - 74,368 shares (0.4%), including 15,052 shares which he has the sole power to vote and dispose and 59,316 shares as to which he has shared power to vote and dispose (consisting of 4,203 shares held jointly with his wife and 55,113 shares held jointly as co-trustee with Rosenbloom).

          Rosenbloom  -  61,768  shares (0.4%),  including  6,394
            shares which he has the sole power to vote and dispose and 55,374 shares as to which he has shared power to vote and dispose (consisting of 261 shares held jointly with his wife and 55,113 shares held jointly as co-trustee with Neuman).

          D.    Recanati - 223,335 shares (1.3%) as to which  she
            shares  the  power  to  vote  and  dispose  with   R.
            Recanati by reason of the fact that such shares are owned by the Recanatis jointly.

          Stephen  Shalom  - 2,688,496 shares (15.6%),  including
            281,833 shares (1.6%) which he has sole power to vote and dispose, and 2,406,663 shares (14.0%) as to which he shares the power to vote and dispose (consisting of 2,399,514 shares (13.9%) held by OSGH and 7,149 shares held by JSH).

          Henry  Shalom  -  2,499,726 shares  (14.5%),  including
            93,063 shares (0.5%) which he has sole power to vote and dispose, and 2,406,663 shares (14.0%) as to which he shares the power to vote and dispose (consisting of 2,399,514 shares (13.9%) held by OSGH and 7,149 shares held by JSH).

          Vivian Ostrovsky, 2,924,008 shares (17.0%) as to which she is deemed to share the power to vote and dispose by reason of being the principal partner in EST (see above).

          "(c)  No transactions in shares of Common Stock of  the

Issuer  were effected within the past 60 days by OSGH or  any  of the  persons named in Item 2, except as set forth in Item  3  and except as follows:

               (1)   In March 1980, the Issuer distributed shares

of  Common  Stock in a 3-for-2 stock split. (All  information  on beneficial ownership of shares herein gives effect to  the  stock split.)

               (2)    In March 1980, Merkin sold an aggregate  of

26,750  shares  of Common Stock of the Issuer in transactions  on the New York Stock Exchange, as follows:



                     Amount  of          Sale Price
Date            Securities Sold          Per  Share
- -----           ---------------          ----------

3/13/80               1,500 (1)         $23.50  (1)
3/13/80               1,500 (1)          23.33  (1)
3/14/80               1,500 (1)          22.67  (1)
3/14/80                 300 (1)          22.83  (1)
3/17/80                 450 (1)          22.00  (1)
3/18/80                 500              21.50
3/18/80               2,700              20.75
3/19/80               6,300              21.25
3/19/80                 500              21.125
3/20/80                 500              21.25
3/20/80                 200              20.50
3/25/80                 500              19.625
3/25/80                 500              19.50
3/25/80               4,800              19.25
3/25/80               5,000              19.00
                    --------
                     26,750

(1)  Adjusted to give effect to 3 for 2 stock split.  Mr.  Merkin also disposed of 3,700 shares by gifts on March 21, 1980 and  750 shares by gift on March 18, 1980.


               (3)    In  March  1980,  JSH  distributed  to  the

partners  therein, on a pro rata basis, 149,448 shares of  Common

Stock of the Issuer, including 32,880 shares distributed to  each of Stephen Shalom and Henry Shalom.

          "(d)  The right to receive and the power to direct  the

receipt  of  dividends or the proceeds of sale of the  shares  of

Common Stock of the Issuer referred to in Item 5 (a) and (b)  are held  by  the  persons who are the beneficial owners  thereof  as disclosed therein, except as follows:

               (1)   As  to  shares owned by OSGH - the  partners

thereof, in proportion to their respective partnership interests;

               (2)   As  to shares held by JSH - Stephen  Shalom,

22%; Henry Shalom, 22%; other persons, 56%.

               (3)   As to shares held by EST - Vivian Ostrovsky,

90.13%; another person, 9.87%.

               (4)   As  to shares held by Neuman and Rosenbloom,

as co-trustees - the beneficiaries of such trust;

               (5)   As  to  shares  held by corporations  -  the

respective entities which hold such shares.

               (6)   As to shares owned jointly by two persons  -

said persons.

          No  person  described in this Item  5(d),  who  is  not

specifically  identified in Item 5(a) and (b),  has  an  interest which relates to more than 5% of the outstanding Common Stock  of the Issuer.

          "(e) Not applicable."



          Item 5 above was amended and supplemented as follows by

Amendment No. 1 to Schedule 13D filed in March, 1981:

          "No change, except as follows:

               (a)    and  (b)  Michael  Recanati   is   not

     considered  to have shared power to vote or  to  direct

     the vote or to dispose or to direct the disposition  of

     shares  of  Common Stock of the Issuer  held  by  OSGH.

     Michael  Recanati  does not own any  shares  of  Common

     Stock of the Issuer.

               There have been changes, not material, in the

     beneficial  ownership of certain of the persons  listed

     in  Item  2 in shares of Common Stock of the Issuer  in

     which OSGH has no interest.

               (c)   No  transactions in  shares  of  Common

     Stock  of the Issuer were effected within the  past  60

     days  by  OSGH or any of the persons named in  Item  2,

     except as follows:

               (1)   Mr. Merkin sold 10,000 shares of Common

     Stock  of  the Issuer in a transaction on the New  York

     Stock  Exchange on January 27, 1981 at a sale price  of

     $46.50 per share.

               (2)   Mr.  Merkin disposed of 581  shares  of

     Common  Stock  of  the  Issuer on  March  30,  1981  by

     charitable gift.

                (3)   JSH disposed of 7,149 shares of Common

     Stock  of  the Issuer on January 28, 1981 by charitable

     gift.

               (4)   Henry Shalom disposed of 563 shares  of

     Common  Stock  of  the Issuer on January  27,  1981  by

     charitable gift."

      The  information  above  was amended  and  supplemented  by

Amendment  No.  2  filed to the Schedule 13D which  is  described after Item 7 below.



          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                    OF THE ISSUER.

          The following information was furnished in Schedule 13D

filed in April, 1980:


          "Reference is made to the information contained in Item

2  and Item 5 with respect to relationships between persons named herein  and  between  such persons and  others  with  respect  to securities  of  the Issuer.  Under the Partnership  Agreement  of

OSGH voting rights in respect of OSGH's shares of the Issuer  are to  be  exercised in accordance with the decision of the partners holding  75% or more in interest in the partnership, except  that if management of the Issuer solicits proxies solely in respect of the  election of directors and selection of auditors, the  shares are  to  be  voted  in  accordance  with  the  recommendation  of management unless otherwise determined by partners holding 75% or

more  in  interest  in  the partnership.   Profits  of  OSGH  and

proceeds  of the sale of any securities owned by OSGH are  to  be distributed  to  the  partners annually, in proportion  to  their

respective  partnership  interests.   Securities  may  be   sold,

transferred,  pledged  or encumbered only upon  authorization  of

partners owning 75% or more in interest in the partnership.   The

Partnership Agreement also provides that any vote or  consent  in respect  of  the Recanatis' partnership interest is to  given  or made  by  R.  Recanati  as long as he has  an  interest  therein.

Reference is made to the Partnership Agreement of OSGH annexed as

an   Exhibit   to  this  Schedule  13D  for  further  information

concerning the terms thereof."



          Item 6 above was amended and supplemented as follows by

Amendment No. 1 to Schedule 13D filed in March, 1981:

          "The  second sentence under Item 6 is  amended  to

          read:

          'Under  the  Partnership Agreement of OSGH  voting

          rights  in respect of OSGH's shares of the  Issuer

          are   to  be  exercised  in  accordance  with  the

          decision  of the partners holding 75% or  more  in

          interest  in  the  partnership,  except  that   if

          management  of  the Issuer solicits  proxies,  the

          shares  are  to  be voted in accordance  with  the

          recommendation  of  management  unless   otherwise

          determined  by  partners holding 75%  or  more  in

          interest in the partnership.'"



      The  information  above  was amended  and  supplemented  by

Amendment  No.  2  filed to the Schedule 13D which  is  described after Item 7 below.

          ITEM 7.  EXHIBITS.

          The following information was furnished in Schedule 13D

filed in April, 1980:

               "(1) Partnership Agreement of OSG Holdings."



          Item 7 above was amended and supplemented as follows by

Amendment No. 1 to Schedule 13D filed in March, 1981:

              "(1)  Conformed copy of Amendment dated  March

    19, 1981 to the Partnership Agreement of OSGH."



                Items  3,  4,  5,  6 and 7 above,  as  heretofore

amended  and  supplemented,  were  amended  and  supplemented  as follows  by  Amendment No. 2 to Schedule 13D filed in  September,

1989:

           "On  September 21, 1989, JSH Associates withdrew as  a

partner  in OSGH, and the partnership distributed shares  of  the

Issuer  as follows: to JSH, 1,119,422 shares; to Raphael Recanati and  Diane Recanati jointly, 373,141 shares.  As a result of this distribution and other transactions in shares of the Issuer  that have  occurred  since the filing of Amendment  No.  1  to  OSGH's

Schedule  13D  and  more than 60 days prior to the  date  hereof,

OSGH's beneficial ownership of shares of the Issuer (after giving effect to a 7-for-5 stock split in 1989) was reduced to 2,986,416 shares (representing 8.3% of the shares of the Issuer outstanding as of June 30, 1989, as reported on the Issuer's Form 10Q for the quarter  ended  on that date).  As a result of the withdrawal  of

JSH, the present partners in OSGH and their respective percentage interests  in  OSGH  are  as set forth  in  Paragraph  4  of  the

Amendment  dated  as  of September 21, 1989  to  the  Partnership

Agreement of OSGH, a copy of which is filed herewith, pursuant to

Item  7  of Schedule 13D.  Except for the transfers of shares  by
- -------
OSGH to JSH Associates and to Raphael Recanati and Diane Recanati

described  above, neither OSGH nor any of the persons  listed  in

Paragraph 4 of said Amendment has engaged in any transactions  in shares of the Issuer within the past 60 days.

          Exhibit:  Amendment dated as of September 21,  1989  to

Partnership Agreement of OSG Holdings."


                            SIGNATURE

          After  reasonable  inquiry  and  to  the  best  of  the

knowledge   and  belief  of  the  undersigned,  the   undersigned

certifies  that  the information set forth in this  statement  is true, complete and correct.

                              May  25, 1994

                              -----------------------------------
                              Dated
                              OSG HOLDINGS


                              By   /S/SAMUEL ROSENBLOOM
                                --------------------------------
                                   Signature

                              OSG HOLDINGS
                              ----------------------------------
                              Name